

May 9, 2013

<u>Via E-mail</u>
Daniel W. Balsiger
President
MyEZsmokes, Inc.
11839 Sorrento Valley Road
Suite 39-C1
San Diego, CA 92121

> **Re: MyEZsmokes, Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed April 23, 2013**
> **File No. 024-10336**

Dear Mr. Balsiger:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Significant Parties, page 1</u>

1.   We note your response to prior comment 1. Please revise the disclosure throughout your document to state that Kodiak Capital Group is an underwriter.

2.   In view of Kodiak Capital Group's status as an underwriter, please revise your disclosure to remove any indication that Kodiak Capital Group may sell the shares pursuant to Rule 144.

3.   We note your response to prior comment 3. Please revise the disclosure throughout your document to state the fixed price at which Kodiak Capital will sell your shares.

Competitive Advantage, page 20

4.   Regarding your response to prior comment 8, we note that you continue to disclose in this section that you plan to bring to market a disposable product retailing for under $10.00. However, you advised us in your response that you only plan to market products above $10.00. Please update the disclosure regarding your plans.

Financial Statements, page 40

46. Provide the financial statements required by Part F/S of this Offering Circular Section of Form 1-A, page 40

-Unaudited Annual Financial Statements, page 41

Notes to Consolidated Financial Statements, page 46

5.   We note your response to prior comment 18. Please revise your notes to include your accounting policy for stock issued to non-employees in exchange for services. Refer to the guidance in Topic 505-50 of the FASB Accounting Standard Codification.

Note 7. Common Stock, page 54

6.   We note your response to prior comment 13. Please address the following comments:
   • Please explain to us if the 293,000 and 125,000 shares were issued to the same non-employee.
   • Please explain to us if the shares issued as part of the consulting arrangement have the same restrictions as the shares that were issued for cash on or about the same day as the shares for services.
   • Considering that you issued these shares on or about the same day, please revise your filing to explain in more detail why the underlying market values are different in these transactions.

Note 10. Restated Financials, page 56

7.   We note your response to prior comment 14 and your amended disclosure. As previously requested, please revise your disclosure here to include a more detailed description of the nature of the error and the effect of the correction on each financial statement line item (such as the impact on your statement of cash flows line items and any balance sheet line items) and any per-share amounts affected for each period present. Refer to the guidance in paragraph 250-10-50-7 of the FASB Accounting Standards Codification.

Management's Discussion and Analysis, page 57

8.   Please update the disclosure in this section as to whether you anticipate strong sales in
        2013. We note that you now disclose that you had revenues of $21,682 for the twelve
        months ended December 31, 2012 and your disclosure in your prior amendment that you
        had revenues of $2,789 and $19,238 for the three months and nine months ended
        September 30, 2012, respectively.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the qualification
date of the pending offering statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing qualified, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing qualified, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        We will consider a written request for acceleration of the qualification date of the
offering statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of
1934 as they relate to the proposed public offering of the securities specified in the above
offering statement. Please allow adequate time for us to review any amendment prior to the
requested qualification date of the offering statement.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): William T. Hart, Esq.